# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Biodesix, Inc., CIK 0001439725
CUSIP: 09075X108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 919 West Dillon Road, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-137327
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,673,880; sole dispositive power 0; shared dispositive power 6,673,880; aggregate amount beneficially owned 6,673,880 (4.5% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,673,880; sole dispositive power 0; shared dispositive power 6,673,880; aggregate amount beneficially owned 6,673,880 (4.5% of the class)
- Perceptive Credit Advisors LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,673,880; sole dispositive power 0; shared dispositive power 6,673,880; aggregate amount beneficially owned 6,673,880 (4.5% of the class)
- PCOF EQ AIV IV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,137,320; sole dispositive power 0; shared dispositive power 1,137,320; aggregate amount beneficially owned 1,137,320 (0.8% of the class)
- Perceptive Credit Holdings IV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,536,560; sole dispositive power 0; shared dispositive power 5,536,560; aggregate amount beneficially owned 5,536,560 (3.7% of the class)

## Item 1. Issuer
Name of issuer: Biodesix, Inc.
Address of issuer's principal executive offices: 919 West Dillon Road, Louisville, CO 80027

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.001 par value per share (the "Common Stock") of Biodesix, Inc. (the "Issuer") are:

Perceptive Advisors LLC ("Perceptive Advisors")
Joseph Edelman ("Mr. Edelman")
Perceptive Credit Advisors LLC ("Perceptive Credit")
PCOF EQ AIV IV, LP (the "Opportunity Fund")
Perceptive Credit Holdings IV, LP (the "Credit Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
Perceptive Credit is a Delaware limited liability company.
The Opportunity Fund is a Delaware limited partnership.
The Credit Fund is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 145,465,941 shares of Common Stock outstanding as of October 25, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 1, 2024 and give effect to the exercise of the Warrants (as defined below).

The Credit Fund directly holds (i) 1,036,560 shares of Common Stock and (ii) 4,500,000 warrants to purchase shares of Common Stock (the "Warrants"), consisting of (a) 3,000,000 warrants that are currently exercisable at an exercise price of $1.0648 per share and which will expire on November 21, 2032, (b) 1,000,000 warrants that are currently exercisable at an exercise price of $1.0648 per share and which expire on December 20, 2033, and (c) 500,000 warrants that are currently exercisable at an exercise price of $1.6254 per share and which will expire on May 10, 2033. The Opportunity Fund directly holds 1,137,320 shares of Common Stock.

The Warrants may not be exercised if the Reporting Persons would beneficially own more than 9.9% of the Issuer's outstanding shares of Common Stock after giving effect to such exercise. Accordingly, the Credit Fund could currently exercise all of their Warrants.

Perceptive Credit serves as the investment manager to each of the Credit Fund and Opportunity Fund and as relying advisor under Perceptive Advisors. Perceptive Credit Opportunities GP, LLC serves as the general partner of the Credit Fund. PCOF EQ AIV GP, LLC serves as the general partner of the Opportunity Fund. Mr. Edelman is the managing member of Perceptive Advisors. Each of Perceptive Advisors, Perceptive Credit and Mr. Edelman may be deemed to beneficially own the securities of the Issuer held by the Credit Fund and the Opportunity Fund.
Percent of class:
Perceptive Advisors: 4.5%
Mr. Edelman: 4.5%
Perceptive Credit: 4.5%
The Opportunity Fund: 0.8%
The Credit Fund: 3.7%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Perceptive Credit: 0
The Opportunity Fund: 0
The Credit Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 6,673,880
Mr. Edelman: 6,673,880
Perceptive Credit: 6,673,880
The Opportunity Fund: 1,137,320
The Credit Fund: 5,536,560
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Perceptive Credit: 0
The Opportunity Fund: 0
The Credit Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 6,673,880
Mr. Edelman: 6,673,880
Perceptive Credit: 6,673,880
The Opportunity Fund: 1,137,320
The Credit Fund: 5,536,560

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (02/14/2025)
- Perceptive Credit Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)
- PCOF EQ AIV IV, LP: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)
- Perceptive Credit Holdings IV, LP: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)